Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

	First Three Quarters	Fiscal Year
(in thousands, except ratios)	2016	2015	2014	2013	2012	2011
Computation of Earnings:
Income before income taxes	$52,525	$99,122	$55,618	$44,244	$53,348	$51,551
Add:
Interest expense	26,115	26,905	27,337	27,474	33,104	33,669
Amortization of debt premium/discount and expenses	1,510	2,011	1,938	1,933	2,242	2,330
Interest portion of rent expense	3,107	2,977	2,523	2,380	1,975	1,746
Earnings as adjusted	$83,257	$131,015	$87,416	$76,031	$90,669	$89,296

Computation of Fixed Charges:
Interest expense	$26,115	$26,905	$27,337	$27,474	$33,104	$33,669
Capitalized interest	404	348	173	177	111	159
Amortization of debt premium/discount and expenses	1,510	2,011	1,938	1,933	2,242	2,330
Interest portion of rent expense	3,107	2,977	2,523	2,380	1,975	1,746
Fixed charges	$31,136	$32,241	$31,971	$31,964	$37,432	$37,904

Ratio of Earnings to Fixed Charges	2.67	4.06	2.73	2.38	2.42	2.36